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Pan American Silver increases La Colorada skarn deposit mineral resource estimate to 100.4 million tonnes and provides drilling update

Vancouver, B.C. - Aug. 4, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”, or the “Company”) today announces an updated inferred mineral resource estimate for its La Colorada skarn deposit in Zacatecas, Mexico of 100.4 million tonnes, containing an estimated 141.0 million ounces of silver. The updated mineral resource represents a 38% increase in tonnes and an equivalent increase in silver ounces from the initial inferred mineral resource estimate provided on December 11, 2019. Pan American also today released the results of 17 holes drilled in the first half of 2020, all of which contain multiple skarn and breccia intercepts.
“In the span of only 18 months, we have been able to discover over 100 million tonnes of polymetallic mineral resources through this exciting skarn deposit at La Colorada. Exploration drilling continues to demonstrate the extent of the mineralized system, which remains open in nearly all directions for resource expansions,” said Christopher Emerson, Pan American's Vice President Business Development and Geology. “Drilling over the last six months has further increased our confidence that the La Colorada skarn is a deposit of world-class size and quality. Additional drilling and metallurgical studies, as well as preliminary project engineering, are underway to advance development of this deposit.”
Mineral Resource Highlights:
•Inferred mineral resource estimate of 100.4 million tonnes with grades averaging 44 g/t silver, 0.20% copper, 1.77% lead and 4.29% zinc, and containing 141.0 million ounces of silver, 4.3 million tonnes of zinc, 1.8 million tonnes of lead, and 199 thousand tonnes of copper using a cut-off value of US$60 per tonne after accounting for transportation, smelting and refining costs.
•Mineralization is now defined within a large polymetallic mineralized skarn covering an area measuring 850 metres by 650 metres and several smaller satellite areas. The deposit is located east of the current La Colorada mine workings, and as currently defined, lies between 600 metres and 1,900 metres below surface.
•The geological model used for the inferred resource estimate is based on 85 diamond drillholes with a total length of 70,000 metres.
•The main areas of mineral resource expansion are due to extensive mineralized intercepts encountered in drillholes D-57-04-20, S-81-19, U-88-19 and U-15-20. These holes were drilled subsequent to the initial inferred mineral resource estimate provided on December 11, 2019.
•Laboratory bench-scale metallurgical tests performed with larger diamond drill core composite samples continue to show positive polymetallic flotation recoveries; consequently, the same metallurgical factors were used as in the inferred initial resource estimate provided on December 11, 2019.

PAN AMERICAN SILVER CORP. 1

Mineral Resource Estimate Details

Classification	Cut-off	Tonnes	Ag	Cu	Pb	Zn
	US$/tonne	millions	g/t	%	%	%
Inferred	60	100.4	44	0.20	1.77	4.29

Sensitivity of the Mineral Resource Estimate at Different Cut-off Values

Cut-off	Tonnes	Ag	Cu	Pb	Zn	Ag	Cu	Pb	Zn
US$/tonne	millions	g/t	%	%	%	Moz	kt	Mt	Mt
50	114.4	41	0.19	1.63	4.01	151.9	218	1.9	4.6
60	100.4	44	0.20	1.77	4.29	141.0	199	1.8	4.3
70	88.1	46	0.21	1.91	4.57	130.2	182	1.7	4.0
80	75.7	48	0.21	2.07	4.88	118.0	162	1.6	3.7
Notes:
1.CIM definition standards were followed for the estimation of mineral resources.
2.Mineral resources are not mineral reserves and have no demonstrated economic viability.
3.Prices used to estimate mineral resources were: US$18.50 per ounce of silver, US$2,600 per tonne of zinc, US$2,200 per tonne of lead, and US$6,500 per tonne of copper.
4.The mineral value per tonne was estimated using metallurgical recoveries of 91% Ag, 90% Pb, 85% Zn and 38% Cu, with mineral concentrate qualities from the testing at 60% Pb in lead concentrate, 55% Zn in zinc concentrate and 22% Cu in copper concentrate. The mineral value per tonne also includes estimates for transport and refining/selling costs based on experience and long-term views of the marketing, treating and refining of these types of mineral concentrates.
5.The mineral resource estimate is undiluted and mining parameters have not been applied.
6.Totals may not add up due to rounding.
7.This mineral resource estimate was prepared under the supervision of, or was reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person as that term is defined in National Instrument 43-101 (“NI 43-101").
8.The effective date of the mineral resources estimate is August 4, 2020.

Drill highlights include:
•U-15-20: 223.5 m at 29 g/t Ag, 0.10% Cu, 1.00% Pb and 1.79% Zn and 101.3 m at 44 g/t Ag, 0.21% Cu, 2.89% Pb and 3.92% Zn
•U-19-20: 130.9 m at 24 g/t Ag, 0.13% Cu, 0.74% Pb and 2.37% Zn
•D-107-02-20: 134.7 m at 23 g/t Ag, 0.04% Cu, 1.39% Pb and 2.99% Zn
•D-81-02-20: 72.6 m at 26 g/t Ag, 0.05% Cu, 1.22% Pb and 3.34% Zn
•D-81-03-20: 52.0 m at 67 g/t Ag, 0.34% Cu, 1.37% Pb and 3.53% Zn
•S-95R-19: 83.6 m at 23 g/t Ag, 0.27% Cu, 0.08% Pb and 4.21% Zn
•D-107-01-20 23.1 m at 139 g/t Ag, 0.12% Cu, 3.99% Pb and 6.46% Zn and 21.4 m at 28 g/t Ag, 0.09% Cu, 2.38% Pb and 6.49% Zn
•D-57-05-20: 55.7 m at 20 g/t Ag, 0.09% Cu, 2.06% Pb and 3.18% Zn and 28.2 m at 57 g/t Ag, 0.06% Cu, 3.79% Pb and 3,18% Zn
•U-05-20: 34.0 m at 35 g/t Ag, 0.23% Cu, 2.15% Pb and 3.85% Zn and 20.2 m at 156 g/t Ag, 0.88% Cu, 5.99% Pb and 5.29% Zn

PAN AMERICAN SILVER CORP. 2

The Pan American exploration team has completed over 18,600 metres in the first half of 2020 with a total of 44,000 metres projected to be completed by the end of the year. To view cross sections, plan and images of the mineralized core, please see our website at panamericansilver.com.
Highlights of Recent Drilling:
•S-95R-19 defines a new mineralized zone at depth that adds exploration potential southeast of the main skarn zone.
•D-57-05-20 and D-57-06-20 contain economic mineralized widths on the west margin of the resource.
•D-81-02-20 and D-81-03-20 confirm the extension of mineralization northeast of the initial inferred resource estimate provided on December 11, 2019.
•Infill drillholes U-15-20 and U-19-20 confirm prior modeled mineralized grade and thickness and adds to the overall confidence of the deposit.
Summary of Drill Results for the First Half of 2020
Previous drill results disclosed in Pan American's news releases dated October 23, 2018, February 21, 2019, May 8, 2019, August 1, 2019, October 30, 2019, and February 13, 2020 are not included in this table.

Drill hole ID	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
D-107-01-20	1207.1	1230.1	23.1	139	0.12	3.99	6.46
and	1452.6	1467.0	14.4	30	0.02	0.71	3.62
and	1481.4	1502.8	21.4	28	0.09	2.38	6.49
D-107-02-20	1121.9	1138.8	16.9	82	0.03	3.01	4.95
and	1380.1	1514.8	134.7	23	0.04	1.39	2.99
D-30-06-20	939.7	964.5	24.8	44	0.24	1.52	2.26
and	1177.5	1222.3	44.8	62	0.62	0.95	2.35
and	1235.1	1250.6	15.5	28	0.26	2.15	3.33
D-57-05-20	1028.7	1042.4	13.8	22	0.07	2.58	3.36
and	1062.5	1118.2	55.7	20	0.09	2.06	3.18
and	1217.7	1237.0	19.3	28	0.03	1.56	2.02
and	1257.9	1286.1	28.2	57	0.06	3.79	3.18
Incl.	1272.6	1278.8	6.2	115	0.17	14.38	11.91
and	1308.3	1314.1	5.8	124	0.09	1.76	3.55
D-57-06-20	1267.1	1278.7	11.6	142	0.46	5.53	6.16
and	1320.0	1339.3	19.4	46	0.26	1.84	1.18
D-81-02-20	1180.0	1252.6	72.6	26	0.05	1.22	3.34
and	1278.0	1288.3	10.3	49	0.27	0.71	4.15
and	1307.4	1325.8	18.4	72	0.64	0.11	1.30
and	1335.0	1354.6	19.6	72	0.65	0.23	3.21
D-81-03-20	1350.0	1385.7	35.7	73	0.54	1.20	2.08
and	1422.9	1474.9	52.0	67	0.34	1.37	3.53
Incl.	1422.9	1434.0	11.1	72	0.21	3.17	6.84

PAN AMERICAN SILVER CORP. 3

Drill hole ID	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
D-95-01-20	776.3	793.8	17.5	51	0.65	0.35	2.05
and	1509.4	1520.8	11.4	95	0.33	0.63	4.07
S-107-19	461.4	473.2	11.8	116	0.10	0.25	0.91
and	671.2	685.5	14.3	137	0.15	0.98	3.43
S-77-19-A	1005.9	1016.8	10.9	39	0.05	2.19	4.37
and	1129.5	1143.8	14.3	63	0.22	0.51	5.66
S-95-19	47.8	57.9	10.1	61	0.03	2.46	0.72
and	209.8	211.6	1.8	2,203	0.56	5.99	15.17
S-95R-19	764.6	794.3	29.8	52	0.61	0.20	1.64
and	1495.0	1514.2	19.2	37	0.44	1.34	2.13
and	1629.9	1651.6	21.8	28	0.15	0.09	3.07
and	1737.0	1780.8	43.8	25	0.19	0.09	2.85
and	1798.3	1810.7	12.5	16	0.17	0.49	3.21
and	1842.8	1926.4	83.6	23	0.27	0.08	4.21
Incl.	1870.4	1885.9	15.6	14	0.27	0.02	11.45
U-04-20	149.6	160.3	10.7	32	0.09	0.35	4.12
and	227.3	243.1	15.9	48	0.39	0.02	1.87
U-05-20	370.3	395.6	25.3	33	0.11	1.07	2.16
and	563.2	580.4	17.2	45	0.15	1.19	2.17
and	637.8	660.5	22.7	25	0.17	0.99	2.14
and	720.2	737.4	17.2	44	0.19	1.16	1.64
and	878.3	912.3	34.0	35	0.23	2.15	3.85
and	960.6	980.8	20.2	156	0.88	5.99	5.29
U-08-20	525.4	540.0	14.6	47	0.12	0.89	2.72
and	667.7	677.8	10.1	60	0.17	3.71	2.31
U-15-20	340.8	564.2	223.5	29	0.10	1.00	1.79
and	945.4	1046.7	101.3	44	0.21	2.89	3.92
U-19-20	719.1	731.2	12.1	29	0.06	3.01	1.74
and	820.9	833.7	12.8	26	0.26	0.57	2.62
and	1061.0	1191.8	130.9	24	0.13	0.74	2.37
(1) True widths of the mineralized intervals are unknown at this time.

PAN AMERICAN SILVER CORP. 4

Drill Hole Collar Information

Drill Hole ID	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg (0)
D-107-01-20	5059.5	5610.9	1758.9	875.1	50	-86
D-30-06-20	5452.5	5461.5	1759.0	573.2	296	-83
D-57-05-20	4887.5	5067.0	1754.2	805.7	282	-76
D-81-02-20	5810.4	5766.8	1937.9	951.4	226	-84
D-81-03-20	5809.5	5767.8	1918.9	994.7	89	-85
D-95-01-20	5388.7	5129.7	1769.8	1126.8	234	-73
S-77-19-A	5777.8	5504.1	2540.8	397.4	118	-90
S-95-19	5409.2	5123.4	2547.0	663.0	0	-90
S-95R-19	5403.1	5126.1	2549.6	1372.7	195	-89
U-04-20	5123.3	5197.5	2031.2	601.5	160	-3
U-05-20	5258.3	5415.4	1998.9	1094.5	151	-78
U-08-20	5125.2	5199.9	2030.1	1168.8	76	-87
S-107-19	5114.4	5573.5	2536.1	1750.6	302	-85
D-107-02-20	5055.8	5613.1	1717.2	872.6	164	-84
D-57-06-20	4887.6	5066.7	1769.2	881.4	238	-81
U-15-20	5257.8	5415.8	2000.0	1172.5	188	-83
U-19-20	5124.8	5200.3	2030.0	1250.9	78	-85
Total Metres Drilled				16552.6

General Notes with Respect to Technical Information
A total of 85 diamond drillholes with a total length of 70,000 metres were used in the geological interpretation and resource estimate. Several old historic drillholes were included in the modeling. Drilling of the skarn deposit has been completed from both surface and underground drill platforms.
All drill hole samples used in the mineral resource not included in this news release have been previously reported in news releases dated October 23, 2018, February 21, 2019, May 8, 2019, August 1, 2019, October 30, 2019, and February 13, 2020.
The drill hole samples were prepared by the internal La Colorada mine laboratory, SGS of Durango, Activation Laboratories Ltd ("Actlabs") of Zacatecas and Bureau Veritas of Hermosillo. Pan American implements a quality assurance and quality control ("QAQC") program, including the submission of certified standards, blanks, and duplicate samples to the laboratories.
Both Actlabs and SGS used fire assay with gravimetric finish for gold, and acid digestion with ICP finish for silver, lead, zinc, and copper. Bureau Veritas used fire assay with gravimetric finish for gold and by acid digestion with ICP finish for silver, lead, zinc, and copper in their Vancouver, Canada laboratory. The La Colorada mine laboratory, which is operated by our employees, used fire assay with gravimetric finish for gold and silver, and acid digestion with atomic absorption finish for lead, zinc, and copper.
The results of the QAQC samples submitted to SGS, Actlabs, Bureau Veritas, and the La Colorada mine laboratory all demonstrate acceptable accuracy and precision. Some standards, blanks and duplicate failures were associated with analysis conducted at the La Colorada mine laboratory, as reported in the news releases dated October 23, 2018 and May 8, 2019. These failed batches were re-submitted to SGS or Actlabs for analysis and results were verified. SGS, Actlabs and Bureau Veritas are independent from Pan American.

PAN AMERICAN SILVER CORP. 5

For the summary drill results table, the grades are shown as contained metal before mill recoveries are applied.
The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM").
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability. No mineral reserves have yet been estimated for the skarn deposit.
The Qualified Persons do not expect these mineral resource estimates to be materially affected by any known legal, political, environmental or other risks.
See the Company’s Annual Information Form dated March 12, 2020, available at www.sedar.com for further information concerning QAQC and data verification matters, the key assumptions, parametres and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of NI 43-101.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American has a 26-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 6

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated exploration and other development programs at the Company’s La Colorada properties, together with the investment, nature, implementation and timing thereof; the anticipated results of any exploration programs; the potential generation of minerals and the quality thereof; and possible future development of a new mine at La Colorada.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the COVID-19 virus and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, such as those in Chubut, Argentina, and the constitutional court-mandated ILO 169 consultation process in Guatemala; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ''measured resources'', ''indicated resources'', and ''inferred resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.